

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 16, 2008

Via Facsimile and U.S. Mail

Mr. Nassef Sawiris
NNS Holding
c/o M&C Corporate Services
P.O. Box 309GT, Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands E9 11221

> Re: **Texas Industries, Inc.**
> **PREC14A filed on October 8, 2008 by NNS Holding and Nassef Sawiris**
> **Soliciting Material filed pursuant to Rule 14a-12 on October 8, 2008**
> **File No. 001-04887**

Dear Mr. Sawiris:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Material

1.   Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide support

for or delete the statement that the Board's "recalcitrance is perpetuating ineffective operational and financial performance, and consequently impairing stockholder value.

2.   In future filings, you should characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company's financial and market performances, and any projections or numerical conclusions, including the following assertion: "[f]urthermore, over the last twelve months, the company has underperformed its peer group by approximately 35 percent and is currently trading near its 52-week low of $26.26 and less than 40 percent of the 52-week high of $81.48."

Schedule 14A

General

3.   We note that according to the Schedule 13D/A filed on October 8, 2008, Mr. Philip Norman shares voting power over the shares held by NNS. Please advise us as to how you made the determination that Mr. Norman is not a participant or filing person for the Schedule 14A, or revise your proxy statement.

4.   We note that throughout your proxy and on your proxy card you state that the proxy is being solicited by NNS. Please revise to include Mr. Sawiris and any other filing person.

5.   Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

6.   In an appropriate location, please disclose the information required by Item 5(b)(1)(iii) of Schedule 14A.

Reasons for the Solicitation, page 1

7.   Please revise the last sentence on page 1 to state that you are also soliciting security holders to vote for the ratification of the independent auditor and vote against the shareholder proposal.

8.   Please provide the factual foundation for your assertion on page 2 that the Company's Board is not acting in the long-term interests of all security holders. Please avoid statements that suggest improper conduct without providing a reasonable support for such beliefs, as required by Rule 14a-9 of the Exchange Act. Since this assertion may impugn the integrity of the Board, please revise your disclosure to explain how the Board's refusal to allow you to increase your investment in the Company and obtain board representation negatively impacts the long-term interests of *all* security holders.

Proposal 3 – Corporate Sustainability Report, page 5

9.   Please revise your disclosure to explain why you do not support the shareholder proposal relating to the corporate sustainability report.

Solicitation Expenses, page 6

10.   Please confirm that the next filing submission will quantify the total amount estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

* * * * *

Please amend your filings in response to these comments. Clearly and precisely mark the changes to the filings effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment**s**; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

·   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Direct any questions to Chambre Malone at (202) 551-3262 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Brittain A. Rogers, Esq. (via facsimile to (212) 474-3700)
        Cravath, Swaine & Moore LLP
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